C21 Investments enters into definitive agreement for the acquisition of Swell Companies Limited

A leading cannabis extraction and consumer packaged goods manufacturing company in Oregon

VANCOUVER, November 2, 2018 – C21 Investments Inc. (CSE: CXXI) (FSE: C6QP) today announced that it has entered into definitive agreements for the July 9, 2018 announced acquisition of Swell Companies Limited (“Swell”). Swell is an extraction, manufacturer and distributor of THC and CBD products. Swell has more than 50 of its branded products available in over 275 licensed retail locations across Oregon. Raw oil, encapsulates and vaporizers are distributed under its in-house brands: Dab Society Extracts and Hood Oil. The capacity of Swell’s Portland processing facility will reach up to 5,000 lbs of raw material throughput a month. This throughput will translate into 220,000 to 270,000 grams of processed high-quality oil-based extracts per month, making Swell one of the largest processing groups in Oregon. Additionally, a new state of the art facility located in Bend, Oregon, will be operational in December adding a further capacity to process 1,200 lbs of raw material per month delivering a further 65,000 grams of processed high-quality extracts monthly.

“Swell is C21 Investment’s 4th US operation within its asset portfolio to sign a definitive agreement,” said Robert Cheney, President and CEO of C21 Investments. “Acquiring Swell fulfills a critical segment in the Company’s expansion strategy making C21 Investments a leading force in processing and manufacturing in the United States.

“Consumption of cannabis concentrates, such as vapes and edibles, saw a 49%1 increase in 2018,” said Alleh Lindquist, CEO of Swell. “This segment is quickly becoming the most significant component in cannabis consumption and with the support of C21, Swell will have the necessary resources to further expand its extraction and manufacturing capabilities to new markets

Terms of Swell Companies Acquisition
Upon receipt of approval of the Oregon Liquor Control Commission, and satisfaction of other customary closing conditions, C21 Investments is to acquire all of the outstanding shares in the capital stock of Swell. The aggregate purchase price payable is (1) US$500,000 payable in cash on closing; plus (2) US$4,150,000 minus certain pre-closing liabilities of Swell, payable by the issue of common shares of C21 (“C21 shares”) on closing at a deemed issue price of USD$3.00 per share, plus (3) US$ 3,200,000 minus certain assumed indebtedness of Swell, payable by the issue of C21 shares at a deemed issue price of USD$3.00 per share, plus (4) warrants to purchase 1,580,000 C21 shares at an exercise price of CA$1.50 per share, plus (5) up to an additional 6,000,000 C21 shares upon C21’s business achieving certain performance targets over up to a 5-year period following the closing date, at a deemed issue price of US3.00 per share.

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1 Source: BDS Analytics, The State of Legal Marijuana Markets – 6th Edition

About Swell Companies
Swell has a 10,000-square foot facility in Portland, Oregon and has expansion rights for an additional 18,000 square feet, adjacent to the primary facility. It also operates a 5,000-square foot distribution warehouse. Swell currently employs 30 full-time industry professionals and prides itself on being one of the first cannabis companies in Oregon to offer comprehensive benefits to all its employees.

Operating since 2015, Swell has been recognized as a leader in the extraction and manufacturing of THC and CBD derived products; always demonstrating a commitment to quality, consistent innovation, and execution at scale. In 2017, Swell shipped over 500,000 product units within Oregon and has more than doubled its product units shipped through existing sales channels in 2018.

www.be-swell.com

A B O U T  C 2 1  I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI) (FSE: C6QP) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Companies year end of Jan 31, 2019 to acquire Silver State Relief and Silver State Cultivation in Nevada and Phantom Farms and Swell in Oregon, and Letters of intent to acquire and expected to also close prior to year-end with three dispensaries in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations in the USA and globally that will add to the company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402-7050	+1 604 718-2800 # 312

Cautionary Statement:
Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

The CSE has not accepted responsibility for the adequacy or accuracy of this release, and in no way has passed upon the merits of the Acquisition.